June 18, 2013

Tia L. Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated June 14, 2013, regarding
Max Resource Corp.
Form 20-F
April 29, 2013
File No. 000-30780

Dear Ms. Jenkins:

This letter responds to comments from the staff of the United States Securities and Exchange Commission (the “Staff”) set forth in the June 14, 2013 letter regarding the above-referenced Form 20-F.  For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Form 20-F for the Year Ended December 31, 2012

Consolidated Financial Statements, page 86

Independent Auditor’s Report, page 87

Staff Comment No. 1.

Please amend to include an audit opinion that refers to and opines on International Financial Reporting Standards as issued by the International Accounting Standards Board or include a reconciliation to US GAAP. Refer to Item 17(c) of Form 20-F.

Max Resource Corp’s Response:

Max Resource Corp. has amended its Form 20-F annual report to include an audit opinion that references the International Financial Reporting Standards as issued by the International Accounting Standards Board. The Amendment No. 1 to Max Resource Corp’s Form 20-F annual report is being filed concurrently with this response letter with the United States Securities and Exchange Commission (the "Commission").

* * * * *

Tia L. Jenkins
June 18, 2013

Max Resource Corp. hereby acknowledges that:

●	Max Resource Corp. is responsible for the adequacy and accuracy of the disclosure in the filing.

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

●	Max Resource Corp. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (604) 689-1749 or Kenneth Sam of Dorsey & Whitney LLP at (303) 629-3445.

Sincerely,

Max Resource Corp.

/s/ Stuart Rogers
Stuart Rogers
Chief Executive Officer

cc:           Kenneth Sam, Dorsey & Whitney LLP